SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

Date: June 27, 2003	By:	/s/ R.D. Rogers
R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

SHAW ANNOUNCES GUIDANCE FOR FISCAL 2003 AND FISCAL 2004

Calgary, Alberta, June 27, 2003 — Shaw announced today its guidance for fiscal 2003 and fiscal 2004.

The guidance for fiscal 2003 is as follows:

	August 31, 2003

	Three months ended			Year ended

In $Millions	Cable[1]	Satellite	Consolidated	Cable[1]	Satellite	Consolidated[2]

Operating income[3]	182	28	210	723	92	815
Capital expenditures[4]	75	23	98	285	124	409
Free cash flow (deficit)[5]	44	(10)	34	177	(102)	75

The guidance for fiscal 2004 is as follows:

Year ended August 31, 2004

Ranges stated in $Millions	Cable[1]	Satellite	Consolidated

Operating income[3]	775-800	120-130	895-930
Capital expenditures[4]	290-300	100-110	390-410
Free cash flow (deficit)[5]	235-270	(20)-(40)	195-250

1.	Cable assumes the sale of the US cable systems on June 30, 2003.

2.	Excludes provision for restructuring and the inventory adjustment in the third quarter.

3.	Operating income is earnings before interest, amortization and taxes.

4.	Capital expenditures include equipment subsidies.

5.	Free cash flow is defined as operating income before amortization less: interest, entitlements on equity instruments (net of tax), cash taxes, capital expenditures and equipment subsidies.

The outlook for 2004 anticipates free cash flow will more than double over 2003. The increase reflects increased operating income of $80 – 115 million and anticipated interest savings of approximately $40 million due to continued repayment of debt. The increase in operating income adjusting for the exclusion of the US cable systems for all of 2003 amounts to a 10% — 13% increase for the cable division and a 38% — 44% increase for the satellite division. The growth in operating income is due to actual and planned rate increases in 2003 and 2004, growth in customer base, anticipated savings from the restructuring of operations announced in Shaw’s third quarter earnings release and ongoing cost reduction programs. Capital expenditures, including equipment subsidies should remain consistent with 2003 levels of approximately $410 million.

“The results achieved in 2003 and the outlook for 2004 demonstrate management’s ability to achieve the Company’s objective of obtaining free cashflow and growing it in a significant manner,” said Jim Shaw, C.E.O. of Shaw Communications.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

For further information, please contact:

R.D. Rogers
Chief Financial Officer
Shaw Communications Inc.
403-750-4500